SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES

CHRISTOPHER W. BETTS

GEOFFREY CHAN –

SHU DU –

ANDREW L. FOSTER –

CHI T. STEVE KWOK –

EDWARD H.P. LAM« –

HAIPING LI –

RORY MCALPINE «

JONATHAN B. STONE –

PALOMA P. WANG

« (ALSO ADMITTED IN ENGLAND & WALES)

– (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 7, 2020	BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Mr. Daniel Morris

Ms. Lilyanna Peyser

Mr. Robert Shapiro

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MINISO Group Holding Limited (Registration No. 333-248991)

Dear Mr. Morris, Ms. Peyser, Mr. Shapiro and Ms. Shenk:

On behalf of our client, MINISO Group Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment No. 1 (the “Amendment No. 1”) to the Company’s registration statement on Form F-1 filed on September 23, 2020 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Amendment No. 1, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated October 6, 2020. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Amendment No. 1 where the language addressing the comment appears.

Securities and Exchange Commission

October 7, 2020

To facilitate the Staff’s review, we will separately deliver to the Staff today four courtesy copies of the Amendment No. 1, marked to show changes to the Registration Statement, as well as two copies of the filed exhibits.

The Company respectfully advises the Commission that the Company plans to request that the Commission declare the effectiveness of the Company’s registration statement on Form F-1 on or about October 14, 2020, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Forum selection provisions in our post-offering memorandum, page 71

1.

We note your response to prior comment 2. Given the bracketed language contained in this risk factor discussion, it is not clear to the staff whether the depositary agreement will contain exclusive forum provisions. If so, the third sentence of the risk factor should be revised to clarify that questions of enforceability are not limited to the companies’ organizational documents. As such, please revise here and under the risk factor entitled “Your rights to pursue claims against the depositary “ to include an appropriate discussion of the enforceability of exclusive forum provisions in the deposit agreement. In addition, please revise both risk factors to state unequivocally that investors may not waive compliance with federal securities laws and the rules and regulations thereunder. In this regard, we note that the second-to-last sentence in the risk factor entitled “Forum selection provisions in our post-offering memorandum” might be considered ambiguous as to whether it is possible for an investor to waive compliance with federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 72, 73 and 74 of the Amendment No. 1.

We are entitled to amend the deposit agreement, page 72

2.	Please expand this risk factor to explain how you will notify investors if you and the depositary agree to amend the deposit agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Amendment No. 1.

Securities and Exchange Commission

October 7, 2020

Our Supplier Network, page 131

3.

We note your response to prior comment 1. It is unclear if you rely on agreements with suppliers to maintain your 8,000 SKUs and to launch 100 new SKUs per week. If you rely on agreements, please describe the material terms of your agreements with key suppliers. If you do not, please revise to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Amendment No. 1 to clearly state that the Company does not rely on agreements with suppliers to maintain its vast portfolio of SKUs and frequently launch a sizeable number of new SKUs.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm, page General

4.	Please have your independent registered public accounting firm provide reference to the financial statements of MINISO Group Holding Limited and the date of their auditor’s report in their consent.

The Company respectfully advises the Staff that the Company’s independent registered public accounting firm has revised its consent to reflect the Staff’s comments by providing reference to the financial statements of MINISO Group Holding Limited and the date of the auditor’s report in the consent. The Company has filed the revised consent as Exhibit 23.1 to the Amendment No. 1.

Exhibits

5.

Please revise Exhibit 5.1 to eliminate inappropriate, readily ascertainable, and/or verifiable assumptions (such as Section 2.4). Also, counsel may examine such documents as it deems appropriate to render its opinion but may not limit its opinion to certain documents; please revise Section 1 to clarify that counsel has examined all other documents as it has deemed necessary to render its opinion.

The Company respectfully advises the Staff that the Company’s Cayman Islands counsel has revised its opinion to reflect the Staff’s comments by deleting the assumption in Section 2.4 and revising Section 1. The Company has filed the revised opinion as Exhibit 5.1 to the Amendment No. 1.

*    *     *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jenny Peng, partner at KPMG Huazhen LLP, by phone at +86 20-3813-8822 or via email at jenny.peng@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Guofu Ye, Chairman of the Board of Directors and Chief Executive Officer,

MINISO Group Holding Limited

Steven Zhang, Director and Chief Financial Officer,

MINISO Group Holding Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Jenny Peng, Partner, KPMG Huazhen LLP